EXHIBIT 12

Madison Gas and Electric Company

Ratio of Earnings to Fixed Charges

Six Months Ended June 30, 2009

(In thousands)

Earnings
Net Income before noncontrolling interest	$24,307
Equity earnings	(3,963)
Income distribution from equity investees	3,061
Noncontrolling interest in pretax income	(5,152)
Amortization of capitalized interest	51
Interest capitalized	(1,699)
Federal and state income taxes	13,052
Fixed charges	11,843
Total Earnings as Defined	$41,500

Fixed Charges
Interest expense on long-term debt and other	$7,874
Interest on rentals*	1,903
Amortization of debt issuance costs	273
AFUDC borrowed funds	94
Capitalized interest	1,699
Total Fixed Charges	$11,843

Ratio of Earnings to Fixed Charges	3.50x

*Management believes that using one third of the total rental expense gives a reasonable approximation for actual interest on rentals.